UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2011

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other events:

WNS (Holdings) Limited (WNS) has entered into an agreement with Computershare
Company Secretarial Services (Jersey) Limited for the provision of company secretarial services to WNS with effect from February 8, 2011 as a result of the resignation of Capita Secretaries Limited as company secretary.

The following are the details of the contact person at Computershare as WNS’s company secretary:

Computershare Company Secretarial Services (Jersey) Limited
Queensway House, Hilgrove Street
St Helier, Jersey JE1 1ES
Attention: Jennifer Yu/Sophie De Freitas
Email: jennifer.yu@computershare.co.je
Telephone: +44 (0)1534 281 837
Facsimile:  +44 (0)8451 258 623
www.computershare.je

WNS has also entered into an agreement with Computershare Investor Services
(Jersey) Limited for the provision of share registrar and associated services to
WNS with effect from May 1, 2011.

The following are the details of the contact person at Computershare as WNS’s share registrar:

Computershare Investor Services (Jersey) Limited
Queensway House, Hilgrove Street
St Helier, Jersey JE1 1ES
Attention: Sophie De Freitas/Andrea Llyod/Linda Rabet
Email: sophie.defreitas@computershare.co.je
Telephone: +44 (0)1534 281 843
Facsimile:  +44 (0)870 873 5851
www.computershareoffshore.com

In view of the above changes, the registered office of WNS is changed to the following address with effect from February 8, 2011:

Queensway House, Hilgrove Street
St Helier, Jersey JE1 1ES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: February 16, 2011	By:	/s/ Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer